UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  FORM 12b-25

                         NOTIFICATION OF LATE FILING

                                    0-14340
                                SEC FILE NUMBER

 X Form 10-K   Form 20-F   Form 11-K   Form 10-Q   Form N-SAR

      For Period Ending: December 31, 1997
         Transition Report on Form 10-K
         Transition Report on Form 20-F
         Transition Report on Form 11-K
         Transition Report on Form 10-Q
         Transition Report on Form N-SAR
         For Transition Period Ended:

   Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

                  Balcor/Colonial Storage Income Fund-85, Ltd.
                               Name of Registrant

                                 Not Applicable
                           Former Name if Applicable

                         2355 Waukegan Road Suite A200
                     Address of Principal Executive Office

                         Bannockburn, Illinois   60015
                           City, State and Zip Code


PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed.

   (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
X  (b)  The subject annual report on Form 10K will be filed on or before the fifteenth calendar day following the prescribed due date; and
   (c) The accountant's statement or other exhibit required by Rule 12b-25(b) has been attached if applicable.

PART III-NARRATIVE

Additional time is requested to properly review the annual report on Form 10K. The Registrant is a Limited Partnership with multiple General Partners in various geographical areas. Transactions occurred during the latter part of 1997 which require additional review and disclosure by all of the parties involved. Such review cannot be reasonably completed by the filing deadline of 4:00pm, Tuesday, March 31, 1998. Registrant intends to file the annual report on Form 10K no later than the fifteenth calendar day after the proscribed due date.

PART IV-OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

     James R. Pruett             817             561-0100
          Name                Area Code      Telephone Number

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company
     Act of 1940 during the preceding 12 months been filed?         X Yes   No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report?
                                                                    X Yes   No

EXPLANATION UNDER PART IV (3) ABOVE

On December 22, 1997 the Registrant sold to an unrelated third party all of its fixed assets. It is estimated that the sale will result in an increase in net income of $16.3 million (404%) for the year ended December 31, 1997 as compared to the same period in 1996.

                 Balcor/Colonial Storage Income Fund-85, Ltd.
                  Name of Registrant as Specified in Charter

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 31, 1998    By /s/ James R. Pruett
                               James R. Pruett